Exhibit 99.1

UTStarcom Reports Unaudited GAAP Financial Results for the Fourth Quarter and Full year 2014

- Exceeded Q4 Revenue Expectations -

- Expanded Higher Margin Broadband Product Offerings and Global Customer Relationships -

- Further Streamlined Operations and Reduced Operating Expenses by 32.3% -

- Share Repurchase Program Highlights Long-Term Confidence -

Hong Kong, China, March 13, 2015 — UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the fourth quarter and full year 2014.

Mr. William Wong, UTStarcom’s Chief Executive Officer, stated, “We are pleased that we continued to make progress in the transformation of our business during 2014, despite various market challenges and headwinds. Throughout the year we consistently exceeded revenue expectations, brought further discipline and efficiency to our business, and maintained a very strong balance sheet. Further, we made significant progress in further building out our business to enable and support stronger and more effective growth going forward. Specifically, we appointed a number of experienced executives to aggressively drive our go-to-market strategies, continued to evolve our product mix to include higher margin offerings that our customers are planning to adopt, extended important client relationships and made great strides in our aggressive geographic expansion in target markets including India, North America, and Japan. We continued to streamline our operational efficiencies and achieved over a 30% reduction in expenses. While we continue to move through the transition of our business, we are confident that we have put in place a very strong foundation for future growth. Our full Board and management team are solely focused on maximizing the opportunities for global growth that are ahead of us in our dynamic industry.”

Full Year 2014 Milestones and Operating Highlights

•	Launched our flagship Packet Optical Transport product TN765 with 100G Ethernet services.

•	Launched innovative new broadband SDN product and introduced carrier-class Wi-Fi data offload technology.

•	Achieved initial success to market WiFi products in South Asia and North America.

•	Established new partnerships and expanded current client relationships in Asia.

•	Opened new Silicon Valley office bolstering the Company’s US presence.

•	Appointed new CFO who brought significant finance, capital market, and technology experience.

•	Continued cost reduction effort.

•	Initiated share repurchase program of up to $40 million to enhance shareholder value.

Full Year 2014 Financial Performance Highlights

•	Full year 2014 revenues were $129.4 million, a decrease of 21.3% from $164.4 million in 2013.

•	Full year 2014 gross margin was 17.1%, compared to 24.5% in 2013.

•	Full year 2014 operating expenses were $36.2 million, a decrease of 32.3% from $53.5 million in 2013.

•	Full year 2014 net loss attributable to UTStarcom shareholders was $30.3 million, or basic loss per share of $0.81, compared to full year 2013 net loss of $22.7 million, or basic loss per share of $0.58.

•	As of December 31, 2014, cash and cash equivalents were $77.8 million.

Mr. Min Xu, UTStarcom’s Chief Financial Officer, said, “By tightly managing our operations during the year, we were able to beat revenue expectations, deliver a 32.3% reduction in operation expenses, and further streamlined our operations. Our $40 million share repurchase program highlighted not only our confidence in the future of our business but also our strong intention to enhance shareholder value. While the operating environment remains challenging, we are confident that we are on the right track to succeed over the long-term.”

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Fourth Quarter and Full Year 2014 Financial Results

Total Revenues

Three months ended December 31, 2014 and 2013

Total revenues for the fourth quarter of 2014 were $32.9 million, a decrease of 14.1% from $38.3 million for the corresponding period in 2013.

•	Net sales from equipment for the fourth quarter of 2014 were $28.0 million, a decrease of 14.9% from $32.9 million for the corresponding period in 2013. The decrease was mainly due to decreased sales of end of life products Multi-Service Access Network (“MSAN”), Multi Service Transport Platform (“MSTP”) and value added resell products which were partially offset by revenue from unassigned sales contract related to divested China IPTV business.

•	Net sales from equipment-based services for the fourth quarter of 2014 were $4.9 million, a decrease of 9.3% from $5.4 million for the corresponding period in 2013. The decrease was mainly due to the decrease sales of MSAN product related services.

Full year 2014 and 2013

Total revenues for 2014 were $129.4 million, a decrease of 21.3% from $164.4 million for 2013.

•	Net sales from equipment for 2014 were $106.0 million, a decrease of 24.9% from $141.1 million for 2013. The decrease was mainly due to the decreased sales of Packet Optical Transport (“PTN”), MSAN and MSTP products which were partially offset by the increased revenue from unassigned sales contracts related to divested China IPTV business.

•	Net sales from equipment-based services for 2014 were $23.4 million, an increase of 0.4% from $23.3 million for 2013.

Gross Profit

Three months ended December 31, 2014 and 2013

Gross profit was $3.4 million and gross margin was 10.3% for the fourth quarter of 2014, compared to $7.2 million and 18.7%, respectively, for the corresponding period in 2013.

•	Gross profit for equipment sales for the fourth quarter of 2014 was $2.6 million, a decrease of 65.3% from $7.5 million for the corresponding period in 2013. Gross margin for equipment sales for the fourth quarter of 2014 was 9.3%, compared to 22.7% for the corresponding period in 2013. The decrease in gross profit and gross margin were primarily caused by the decrease in sales of relatively higher margin MSAN and MSTP products and decrease in sales of valued added resell products.

•	Gross profit for equipment-based services for the fourth quarter of 2014 was $0.8 million, compared to gross loss of $0.3 million for the corresponding period in 2013. Gross margin for equipment-based services for the fourth quarter of 2014 was 16.2%, compared to negative 6.0% for the corresponding period in 2013. The increase margin was mainly due to the increase of MSAN related service revenue with higher margin.

Full year 2014 and 2013

Gross profit was $22.1 million and gross margin was 17.1% for 2014, compared to $40.2 million and 24.5%, respectively, for 2013.

•	Gross profit for equipment sales for 2014 was $21.0 million, a decrease of 49.2 % from $41.3 million for 2013. Gross margin for equipment sales for 2014 was 19.8%, compared to 29.2 % for 2013. The decrease in gross profit and gross margin were primarily caused by decreased sales of relatively higher margin PTN product and decreased sales of MSTP products, as well as the impact of the depreciation of Japanese yen against the U.S. dollar.

•	Gross profit for equipment-based services for 2014 was $1.1 million, compared to gross loss of $1.0 million for 2013. Gross margin for equipment-based services for 2014 was 4.8%, compared to negative 4.4% for 2013. The increase in gross profit and gross margin was mainly due to the increase of MSAN related service revenue with higher margins.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Operating Expenses

Three months ended December 31, 2014 and 2013

Operating expenses for the fourth quarter of 2014 were $9.5 million, decrease of 39.5% from $15.7 million for the corresponding period in 2013.

•	Selling, general and administrative expenses in the fourth quarter of 2014 were $5.7 million, a decrease of 50.9% from $11.6 million for the corresponding period in 2013. The decrease was mainly due to the decreased personnel-related costs as a result of the Company’s cost reduction efforts, and decreased professional expenses.

•	Research and development expenses in the fourth quarter of 2014 were $3.8 million, a decrease of 9.5% from $4.2 million for the corresponding period in 2013. The decrease was mainly due to the decreased research and development personnel costs as a result of the Company’s cost reduction efforts and reduced outsourced services.

Full year 2014 and 2013

Operating expenses for 2014 were $36.2 million, a decrease of 32.3% from $53.5 million for 2013.

•	Selling, general and administrative expenses in 2014 were $24.5 million, a decrease of 34.8% from $37.6 million for 2013. The decrease was mainly due to the decreased personnel costs and depreciation cost as a result of the Company’s cost reduction efforts and decreased professional expenses.

•	Research and development expenses in 2014 were $11.7 million, a decrease of 19.3% from $14.5 million for 2013. The decrease was mainly due to a decrease in research and development personnel costs as a result of the Company’s cost reduction efforts and reduced outsourced services.

Operating Loss

Three months ended December 31, 2014 and 2013

Operating loss for the fourth quarter of 2014 was $6.1 million, compared to operating loss of $8.6 million for the corresponding period in 2013.

Full year 2014 and 2013

Operating loss for 2014 was $14.1 million, compared to operating loss of $13.2 million for 2013.

Other Income (Expense), Net

Three months ended December 31, 2014 and 2013

Net other expense for the fourth quarter of 2014 was $0.3 million, compared to net other income of $6.9 million for the corresponding period of 2013. Net other expense in the fourth quarter of 2014 primarily consisted of $0.4 million of foreign exchange loss mainly due to the depreciation of RMB against the U.S.dollar. Net other income in the fourth quarter of 2013 primarily consisted of $7.1 million of gain on the recognition of cumulative translation adjustment due to the closure of the subsidiaries that used local currency as the functional currency which is different from group functional currency and reporting currency.

Full year 2014 and 2013

Net other expense for 2014 was $2.2 million, compared to net other income of $11.5 million for 2013. Net other expense in 2014 primarily consisted of $2.8 million impairment of the ESA Loan and $0.6 million foreign exchange loss mainly due to the depreciation of the JPY against the U.S.dollar, which were partially offset by $1.0 million gain from the tax reversal due to expiration of the statute of limitations. Net other income for 2013 primarily consisted of $3.9 million of foreign exchange gain, which was mainly from the appreciation of RMB against the U.S. dollar, and $7.1 million of gain on the recognition of cumulative translation adjustment due to the closure of subsidiaries that used local currency as the functional currency which is different from group functional currency and reporting currency.

Equity Pick Up of Losses of an Associate

In the fourth quarter of 2014, iTV Media changed its name to UiTV Media (“UiTV”). After the Company’s preferred stock investment in UiTV has been reduced to zero, remaining UiTV losses will be fully applied against the Company’s convertible bond investment balance until the carrying value of the convertible bond investment balance is reduced to zero. Therefore, the Company recognized 100% of the rest of the UiTV losses of $3.6 million. The carrying value at December 31, 2014 of these bonds was $20 million after the loss pick-up and $2.4 million impairment.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Three months ended December 31, 2014 and 2013

Equity pick up of losses of UiTVwas $4.4 million for the fourth quarter of 2014 and $2.9 million for the corresponding period of 2013.

Full year 2014 and 2013

Equity pick up of losses of UiTV was $8.9 million for the twelve months of 2014 and $9.6 million for the corresponding period of 2013.

Investment Impairment

Three months ended December 31, 2014 and 2013

Investment impairment for the fourth quarter was $2.4 million in 2014 due to the impairment loss from the investment on UiTV. Investment impairment for the corresponding period of 2013 was $9.3 million due to the impairment loss from the investment on UiTV and Xalted Networks.

Full year 2014 and 2013

Investment impairment for 2014 was $3.9 million due to the impairment loss of $1.5 million related to the investment in Cortina System, Inc.("Cortina") and impairment loss of $2.4 million related to UiTV. Investment impairment for 2013 was $9.4 million, due to the impairment loss from the investment in UiTV and Xalted Networks.

Net Loss

Three months ended December 31, 2014 and 2013

Net loss attributable to UTStarcom’s shareholders for the fourth quarter of 2014 was $14.2 million, compared to net loss attributable to UTStarcom’s shareholders of $16.1 million for the corresponding period in 2013. Basic net loss per share for the fourth quarter of 2014 was $0.37, compared to basic loss per share of $0.41 for the fourth quarter of 2013.

Full year 2014 and 2013

Net loss attributable to UTStarcom’s shareholders for 2014 was $30.3 million, compared to net loss attributable to UTStarcom’s shareholders of $22.7 million for 2013. Basic net loss per share for 2014 was $0.81, compared to basic loss per share of $0.58 for 2013.

Cash Flow

•	Cash used in operating activities for the fourth quarter of 2014 was $9.6 million.

•	Cash used in investing activities for the fourth quarter of 2014 was $0.6 million.

•	Cash used in financing activities for the fourth quarter of 2014 was $0.4 million, primarily due to the share repurchases executed during this quarter.

•	Cash used in operating activities for the year ended December 31, 2014 was $15.6 million.

•	Cash used in investing activities for the year ended December 31, 2014 was $5.8 million, mainly due to the new issuance of letter of credit and capital expenditures.

•	Cash used in financing activities for the year ended December 31, 2014 was $5.0 million, mainly due to the share repurchase from Softbank, partially offset by the new issuance of shares to Shah Capital Management.

As of December 31, 2014, UTStarcom had cash and cash equivalents of $77.8 million.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Overview of Recent Key Events

Key Global Trade Show Participation

In January 2015, the Company sponsored and participated in the 23rd Convergence India Exhibition and Conference in New Delhi. The Company showcased its advanced broadband and optical network infrastructure technologies offering to the Indian market and announced its plans to support government initiatives including Smart Cities, NOFN, and Wi-Fi deployments, and the aggressive strategy on its Carrier Wi-Fi solution.

New Major Contract and Customer Win

In October 2014, the Company won an expansion of a contract with Chunghwa Telecom Co., Ltd. (“Chunghwa”), a leading integrated telecommunications service provider in Taiwan, to provide packet optical transport technology to enhance their mobile backhaul network. The Company further strengthened its relationship with Chunghwa by supporting its effort to upgrade its 4G LTE infrastructure to launch better and faster broadband service experience for the growing mobile users in Taiwan.

Key Product Passed NEBS Test

In October 2014, the Company’s NetRing® TN705 successfully passed the North America Network Equipment Building Systems (NEBS), which is a major test of quality that is extremely valuable for any organization supplying or purchasing network equipment. The NEBS certified TN705 proves that it is easy to install, operates reliably, and efficiently occupies building space.

Returning Cash to Shareholders

In November 2014, the Company’s Board of Directors approved a share repurchase program of up to $40 million of its outstanding shares over the following 24 months to enhance shareholder value as part of the Company’s longstanding commitment to shareholders. As of March 12, 2015, the Company has repurchased in total approximately $1.7 million in shares.

Changes to the Board Composition

On March 10, Mr. LinzhenXie resigned from the Board for personal reasons, effective March 11, 2015. As part of the Company’s initiative to streamline its corporate governance structure and improve the efficiency of the Board, the Company does not intend to fill the vacancy left by this resignation. The Board going forward will consist of six directors, including four independent directors.

Business Outlook

While the business transformation will continue in 2015, the Company continues to strongly believe it has stabilized operations, significantly strengthened the business, and set a strong foundation for growth in what is a dynamic and growing industry.

Looking ahead, the Company is fully committed to broadband as the driver of the business and primary revenue contributor going forward. As mentioned last quarter, new higher quality and higher margin products are still in early stages of their product life cycle and given a relative decline in carrier capital expenditures in 2014, including with the Company’s core customers, the uptake of these higher-end products has shifted from 2014 into the second half of 2015.

With respect to 2015 revenue results, the Company currently expects to generate total revenue in the range of $25 million to $30 million in the first quarter of 2015 and anticipates double-digit growth in non-GAAP revenue for the full year.

At the same time, the Company will continue to work to mitigate the pressure on gross margin that exists due to the headwinds from the depreciation of the Japanese yen against the U.S. dollar. Further, it will maintain a tight focus on financial controls as it has consistently throughout since its restructuring efforts. With all of this said, the Company believes that in 2015 it will deliver incremental improvements in incremental improvements in non-GAAP operating income compared to 2014.

Mr. Wong concluded, “We believe we have taken the aggressive steps required to position us for improved performance as we enter 2015. The fact that we have market leading products coming to market, strong and growing client relationships around the world, and significantly improved global sales and marketing efforts gives us confidence that we are on the right track to monetize the initiatives that have been part of our transformation. In return, we intend to deliver value to our customers, partners and shareholders.”

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. GAAP, the Company uses certain non-GAAP financial measures, which are adjusted from GAAP results exclude the effects of the results of its legacy non-core business, stock-based compensation, divestiture loss. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its core business operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning for and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons of the Company’s current performance to its historical performance. The Company computes its non-GAAP financial measures on a consistent basis from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.  The presentation of this additional information is not meant to be considered in isolation or as a substitute for or superior to financial information prepared in accordance with GAAP. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Fourth Quarter and Full Year 2014 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on March 13, 2015 (8:00 p.m. Beijing/Hong Kong Time on March 13, 2015).

The conference call dial-in numbers are as follows:

United States: +1-855-298-3404

New York: +1-631-514-2526

Canada: +1-855-842-3490

Hong Kong: +852-5808-3202

China: 4001-200-539

International: + 61-2-8524-5042

The conference ID number is 2225275.

A replay of the call will be available two hours after the end of the conference until 11:59 a.m. U.S. Eastern Time on March 20, 2015.

The conference call replay numbers are as follows:

United States: +1-866-846-0868

Hong Kong: 800-966-697

China: 4001-842-240

International: +61-2-9641-7900

The conference ID number for accessing the recording is 2225275.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

Jiang Ning
UTStarcom Holdings Corp.
Tel: +852-3951-9757
Email: njiang@utstar.com

Joanna Jiang (Beijing)
Tel: +86-10-8591-1958
Email: Joanna.Jiang@fticonsulting.com

Sean Pattwell (Hong Kong)
Tel: +852-3768-4543
Email: Sean.Pattwell@fticonsulting.com

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2014	2013
ASSETS	(In thousands, except par value)
Current assets:
Cash, cash equivalents	$77,824	$107,773
Short-term investments	2,299	-
Accounts and notes receivable, net	16,690	23,260
Inventories and deferred costs	75,916	110,078
Prepaids and other current assets	33,068	31,374
Total current assets	205,797	272,485
Long-term assets:
Property, plant and equipment, net	3,037	4,771
Long-term deferred costs	4,956	8,539
Other long-term assets	65,273	81,172
Total assets	$279,063	$366,967

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$29,769	$24,953
Customer advances	49,244	75,670
Deferred revenue	26,819	29,093
Other current liabilities	23,582	34,834
Total current liabilities	129,414	164,550
Long-term liabilities:
Long-term deferred revenue and other liabilities	34,320	52,037
Total liabilities	163,734	216,587

Total equity	115,329	150,380
Total liabilities and equity	$279,063	$366,967

UTStarcom Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations

	Three months ended December 31,		Twelve months ended December 31
	2014	2013	2014	2013
	(in thousands, except per share data)

Net sales	$32,878	$38,304	$129,420	$164,439
Cost of net sales	29,480	31,144	107,292	124,219
Gross profit	3,398	7,160	22,128	40,220
	10.3%	18.7%	17.1%	24.5%
Operating expenses:
Selling, general and administrative	5,663	11,554	24,515	37,626
Research and development	3,802	4,190	11,686	14,520
Net loss (gain) on divestiture	-	(12)	-	1,307
Total operating expenses	9,465	15,732	36,201	53,453
	28.8%	41.1%	28.0%	30.7%
Operating loss	(6,067)	(8,572)	(14,073)	(13,233)

Interest income, net	346	14	501	360
Other income (expense), net	(331)	6,860	(2,249)	11,480
Equity pick up of losses of an associate	(4,444)	(2,884)	(8,878)	(9,586)
Investment Impairment	(2,402)	(9,266)	(3,947)	(9,400)
Loss before income taxes	(12,898)	(13,848)	(28,646)	(20,379)
Income taxes expense	(1,268)	(2,206)	(1,618)	(2,351)
Net loss	(14,166)	(16,054)	(30,264)	(22,730)

Net loss attributable to noncontrolling interest	-	-	-	9
Net loss attributable to UTStarcom Holdings Corp.	$(14,166)	$(16,054)	$(30,264)	$(22,721)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.37)	$(0.41)	$(0.81)	$(0.58)
Weighted average shares outstanding—Basic	37,915	39,170	37,380	39,127

UTStarcom Holdings Corp.
Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,166)	$(16,054)	$(30,264)	$(22,730)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	612	715	2,654	3,464
Provision for (recovery of ) doubtful accounts	3	(8)	49	(75)
Stock-based compensation expense	440	509	2,289	1,698
Net loss(gain) on divestitures	-	(12)	-	1,307
Net loss on disposal of assets	215	2,270	219	3,553
Gain on release of tax liability due to expiration of the statute of liminitaion	-	-	(992)	(1,240)
Deferred income taxes	(393)	(520)	(424)	(380)
Equity pick-up of loss of an associate	4,444	2,884	8,878	9,586
Other-than-temporary impairment of equity investments	2,402	9,266	3,947	9,400
Loss (gain) on CTA recognition from liquidation subsidiaries	121	(7,088)	121	(7,088)
Impairment of loan to ESA	-	-	2,788	-
Changes in operating assets and liabilities:	(3,232)	4,210	(4,877)	590

Net cash used in operating activities	(9,554)	(3,828)	(15,612)	(1,915)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(113)	(777)	(1,298)	(3,766)
Payment for NGN divestiture	-	(213)	(804)	(2,369)
Net proceeds from divestitures	-	7	-	2,000
Change in restricted cash	(1,412)	731	(3,526)	2,209
Purchase of investment interests	-	(5,000)	(1,080)	(26,592)
Proceeds from refund of investment interests	932	-	932	-
Payment for IPTV divestiture and convertible bond	-	-	-	(503)
Payment for the non-controlling interest on the liquidation of a subsidiary	-	(898)	-	(898)
Proceeds from disposition of an investment interest	-	-	-	569
Purchase of short-term investments	-	(2)	-	(81)
Proceeds from sale of short-term investments	-	86	-	379
Other	-	(1)	-	162
Net cash used in investing activities	(593)	(6,067)	(5,776)	(28,890)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary share upon exercise of options	-	-	5,340	-
Repurchase of ordinary share	(443)	-	(10,308)	(30,680)
Net cash used in financing activities	(443)	-	(4,968)	(30,680)
Effect of exchange rate changes on cash and cash equivalents	(2,125)	(2,687)	(3,593)	(10,326)
Net decrease in cash and cash equivalents	(12,715)	(12,582)	(29,949)	(71,811)
Cash and cash equivalents at beginning of period	90,539	120,355	107,773	179,584
Cash and cash equivalents at end of period	$77,824	$107,773	$77,824	$107,773

UTSTARCOM HOLDINGS CORP.

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

(In thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses, China IPTV- related deferred revenue amortization, divestiture loss had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months Ended		Twelve months Ended
	31-Dec-14	31-Dec-13	31-Dec-14	31-Dec-13
Non-GAAP Revenue	$28,682	$38,003	$125,155	$163,041

Non-GAAP Gross profit	3,414	7,175	22,188	40,227
Non-GAAP Gross Margin %	11.9%	18.9%	17.7%	24.7%

Non-GAAP Operating loss	(5,627)	(8,075)	(11,784)	(10,228)

Non-GAAP Net loss attributable to UTStarcom	(13,726)	(15,557)	(27,975)	(19,716)

Non-GAAP Net loss per share attributable to UTStarcom Holdings Corp.—Basic	($0.36)	($0.40)	($0.75)	($0.50)

Weighted average shares outstanding—Basic	37,915	39,170	37,380	39,127

UTSTARCOM HOLDINGS CORP.

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

(In thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses, China IPTV- related deferred revenue amortization, divestiture loss had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months Ended		Twelve months Ended
	31-Dec-14	31-Dec-13	31-Dec-14	31-Dec-13

GAAP Net revenue	$32,878	$38,304	$129,420	$164,439

Non-GAAP Revenue adjustment
less: China IPTV revenue	4,196	301	4,265	1,398
Non-GAAP Net revenue	$28,682	$38,003	$125,155	$163,041

UTSTARCOM HOLDINGS CORP.

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

(In thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses, China IPTV- related deferred revenue amortization, divestiture loss had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months Ended		Twelve months Ended
	31-Dec-14	31-Dec-13	31-Dec-14	31-Dec-13

GAAP Gross Margin	$3,398	$7,160	$22,128	$40,220
GAAP Gross Margin %	10.3%	18.7%	17.1%	24.5%

Non-GAAP Gross profit adjustment
Add: Stock-based compensation - COGS	16	15	60	7

Non-GAAP Gross Margin	$3,414	$7,175	$22,188	$40,227
Non-GAAP Gross Margin%	11.9%	18.9%	17.7%	24.7%

UTSTARCOM HOLDINGS CORP.

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

(In thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses, China IPTV- related deferred revenue amortization, divestiture loss had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months Ended		Twelve months Ended
	31-Dec-14	31-Dec-13	31-Dec-14	31-Dec-13

GAAP Operation Loss	($6,067)	($8,572)	($14,073)	($13,233)

Non-GAAP adjustment
Add: Stock based compensation	440	509	2,289	1,698
Add: Divestiture loss(gain)	-	(12)	-	1,307

Non-GAAP Operation Loss	($5,627)	($8,075)	($11,784)	($10,228)

UTSTARCOM HOLDINGS CORP.

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

(In thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses, China IPTV- related deferred revenue amortization, divestiture loss had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months Ended		Twelve months Ended
	31-Dec-14	31-Dec-13	31-Dec-14	31-Dec-13

GAAP Net Loss	($14,166)	($16,054)	($30,264)	($22,721)

Non-GAAP adjustment
Add: Stock based compensation	440	509	2,289	1,698
Add: Divestiture loss(gain)	-	(12)	-	1,307

Non-GAAP Net Loss	($13,726)	($15,557)	($27,975)	($19,716)